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April 14, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
        Document Control - EDGAR

RE: Form N-14 Pre-Effective Amendment No. 1 for:
         RiverSource Market Advantage Series, Inc.
         RiverSource Portfolio Builder Aggressive Fund
         RiverSource Portfolio Builder Moderate Aggressive Fund
         RiverSource Portfolio Builder Total Equity Fund
         File No. 333-157556

Dear Ms. Mengiste:

Pursuant to Rule 461, RiverSource Distributors, Inc. and RiverSource Fund Distributors, Inc., the Principal Underwriters, respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on April 17, 2009, or as soon as practicable thereafter.

Sincerely,

RiverSource Distributors, Inc.
RiverSource Fund Distributors, Inc.
(Principal Underwriters)


/s/ Patrick T. Bannigan
-------------------------------------
Patrick T. Bannigan
Vice President